March 20, 2025

Frank Yglesias
Chief Executive Officer
Santo Mining Corp.
300 Peachtree Street NE, Suite 1775
Atlanta, GA 30308

       Re: Santo Mining Corp.
           Amendment No. 2 to Registration Statement on Form 10-12G Filed March 10, 2025
           File No. 000-54938
Dear Frank Yglesias:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Jeff Turner